Exhibit 99.2

Execution Version

FIRST SUPPLEMENTAL INDENTURE

Dated as of April 2, 2019

between

CANADIAN IMPERIAL BANK OF COMMERCE

As Issuer

and

THE BANK OF NEW YORK MELLON,

As Trustee

to the

INDENTURE

Dated as of September 14, 2010

FIRST SUPPLEMENTAL INDENTURE, dated as of April 2, 2019 (this “First Supplemental Indenture”), between Canadian Imperial Bank of Commerce, a Canadian chartered bank (the “Bank”), having its principal executive offices located at Commerce Court, Toronto, Ontario, Canada M5L 1A2, and The Bank of New York Mellon, as trustee (the “Trustee”). All capitalized terms used in this First Supplemental Indenture and not otherwise defined herein have the meanings given to such terms in the Base Indenture (as defined below).

RECITALS OF THE BANK

WHEREAS, the Bank and the Trustee entered into the Indenture dated as of September 14, 2010 (the “Base Indenture” and, as amended and supplemented by this First Supplemental Indenture, the “Indenture”), pursuant to which one or more series of the Bank’s Securities may be issued from time to time;

WHEREAS, Section 901(5) of the Base Indenture provides that the Bank and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental thereto, in form satisfactory to the Trustee, to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Securities, provided that any such addition, change or elimination (A) shall neither (i) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (ii) modify the rights of the Holder of any such Security with respect to such provision or (B) shall become effective only when there is no Security described in clause (i) Outstanding;

WHEREAS, the Bank wishes to amend and supplement certain provisions of the Base Indenture that will, subject to the provisions of this First Supplemental Indenture, apply only to Securities issued on or after the date of this First Supplemental Indenture and that will not apply to or modify the rights of Holders of any Securities issued and Outstanding as of the date of this First Supplemental Indenture (the “Existing Securities”); and

WHEREAS, the Bank hereby requests that the Trustee execute and deliver this First Supplemental Indenture; and all requirements necessary to make this First Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been satisfied; and the execution and delivery of this First Supplemental Indenture has been duly authorized in all respects.

NOW, THEREFORE, in consideration of the covenants and other provisions set forth in this First Supplemental Indenture and the Base Indenture, the Bank and the Trustee mutually covenant and agree with each other, as follows:

ARTICLE I

PROVISIONS OF GENERAL APPLICATION

Section 1.1    Effect of First Supplemental Indenture on Base Indenture.

This First Supplemental Indenture is a supplement to the Base Indenture. As supplemented by this First Supplemental Indenture, the Base Indenture is in all respects ratified, approved and confirmed, and the Base Indenture and this First Supplemental Indenture shall together constitute one and the same instrument. The provisions of this First Supplemental Indenture shall be applicable only to Securities originally issued on or after the date hereof.

Section 1.2    Governing Law; Submission to Jurisdiction.

This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, except that Section 1601(a) of the Indenture, as set forth in Section 2.7 of this First Supplemental Indenture, shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. By its acquisition of an interest in any Bail-inable Security, each Holder or Beneficial Owner of that Bail-inable Security shall be deemed to attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to actions, suits and proceedings arising out of or relating to the operation of the CDIC Act and the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the Indenture and the Bail-inable Security.

ARTICLE II

AMENDMENTS

Section 2.1    Applicability.

Except as otherwise may be provided pursuant to Section 301 of the Base Indenture with respect to any particular Security issued on or after the date of this First Supplemental Indenture, Sections 2.2 through 2.9, inclusive, of this First Supplemental Indenture shall apply to Securities issued on or after the date of this First Supplemental Indenture and shall not apply to, or modify the rights of Holders or Beneficial Owners of, any Securities issued before such date.

Notwithstanding the foregoing, Section 2.5 of this First Supplemental Indenture shall not apply to, or modify the rights of Holders or Beneficial Owners of, any Security issued on or after the date of this First Supplemental Indenture that has terms identical to a Security issued before such date, except as to issue date, principal amount and, if applicable, the date from which interest begins to accrue.

Section 2.2    Definition of Terms.

Section 101 of the Base Indenture is hereby amended by adding the following definitions in alphabetical order:

“Bail-inable Security” means a Security subject to Bail-in Conversion under the Bail-in Regime.

“Bail-in Conversion” means the conversion of Bail-inable Securities in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares in the capital of the Bank or any of its affiliates under the Bail-in Regime.

“Bail-In Regime” means the provisions of, and regulations under, the Bank Act, the CDIC Act and certain other Canadian federal statutes pertaining to banks, providing for a bank recapitalization regime for banks designated by the Superintendent as domestic systemically important banks, including subsection 39.2(2.3) of the CDIC Act, the Bank Recapitalization (Bail-in) Conversion Regulations (Canada), the Bank Recapitalization (Bail-in) Issuance Regulations (Canada) and the Compensation Regulations (Canada), and in each case any successor statute or regulation thereto, as amended from time to time.

“Bank Act” means the Bank Act (Canada), and any successor statute thereto, in each case as amended from time to time.

“Beneficial Owner” means (i) with respect to Global Securities of a series, the beneficial owners of the relevant Securities of such series and (ii) with respect to the relevant definitive Securities of a series, the Holders in whose names the relevant Securities of such series are registered in the Security Register.

“CDIC Act” means Canada Deposit Insurance Corporation Act (Canada), and any successor statute thereto, in each case as amended from time to time.

“OSFI” means the Office of the Superintendent of Financial Institutions (Canada).

“Superintendent” means the Superintendent of Financial Institutions (Canada).

“TLAC” means Total Loss Absorbing Capacity within the meaning of the TLAC Guideline.

“TLAC Disqualification Event” has the meaning set forth in Section 203.

“TLAC Guideline” means the OSFI’s Guideline on Total Loss Absorbing Capacity for Canadian Domestic Systemically Important Banks, and any successor guideline thereto, in each case as amended from time to time.

Section 2.3.    Governing Law; Submission to Jurisdiction.

Article One of the Base Indenture is hereby amended by amending and restating Section 112 in its entirety, which shall read as follows:

“Section 112. Governing Law; Submission to Jurisdiction.

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York, except that Section 301(b) and Section 1601(a) shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. By its acquisition of an interest in any Bail-inable Security, each Holder or Beneficial Owner of that Bail-inable Security shall be deemed to attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to actions, suits and proceedings arising out of or relating to the operation of the CDIC Act and the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of this Indenture and the Bail-inable Security.”

Section 2.4.    Redemption and Repurchases; Defeasance and Covenant Defeasance.

(a)    Article Eleven of the Base Indenture is hereby amended by inserting a Section 1108, which shall read as follows:

“Section 1108. Redemption of Bail-inable Securities; Repurchases.

(a)    If the Bank has delivered a notice of redemption pursuant to Section 1104 with respect to Bail-inable Securities, but prior to the payment of the Redemption Price or Redemption Prices with respect to such redemption, such Bail-inable Securities are converted pursuant to a Bail-in Conversion, such redemption notice shall be automatically rescinded and shall be of no force and effect, and no payment in respect of the Redemption Price or Redemption Prices shall be due and payable.

(b)    Notwithstanding any other provision of this Indenture or the Bail-inable Securities, the Bank may only redeem Bail-inable Securities of any series prior to their Stated Maturity or repurchase Bail-inable Securities of any series (and give notice thereof to the Holders of such series of Bail-inable Securities in the case of redemption) if the Bank has obtained the prior approval of the Superintendent, where the redemption or repurchase would result in the Bank not meeting the TLAC requirements applicable to the Bank pursuant to the TLAC Guideline.”

(b)    Section 1404 of the Base Indenture is hereby amended by inserting a paragraph (9), which shall read as follows:

“(9)    Notwithstanding any other provision of this Indenture or the Bail-inable Securities, a Defeasance or Covenant Defeasance with respect to Bail-inable Securities of any series shall be subject to the prior approval of the Superintendent, where the Defeasance or Covenant Defeasance would result in the Bank not meeting the TLAC requirements applicable to the Bank pursuant to the TLAC Guideline.”

(c)    For the avoidance of doubt, except as otherwise set forth in this First Supplemental Indenture, the provisions of Article Eleven and Article Fourteen of the Indenture shall be applicable to any redemption or any Defeasance or Covenant Defeasance, respectively, of Bail-inable Securities.

Section 2.5.    Remedies.

(a)    Article Five of the Base Indenture is hereby amended by amending and restating Section 501 in its entirety, which shall read as follows:

“Section 501. Events of Default.

“Event of Default,” wherever used herein with respect to Securities of any series, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(1)    default in the payment of the principal of, or interest on, any Security of that series and, in each case, such default continues for longer than 30 Business Days; or

(2)    if the Bank shall become insolvent or bankrupt or subject to the provisions of the Winding-up and Restructuring Act (Canada), or any statute hereafter enacted in substitution therefor, as such Act, or substituted Act, may be amended from time to time, or go into liquidation, either voluntary or under an order of a court of competent jurisdiction, passes a resolution for the winding-up, liquidation or dissolution of the Bank, is ordered wound-up or otherwise acknowledges its insolvency (provided that a resolution or order for winding-up the Bank with a view to its consolidation, amalgamation or merger with another bank or the transfer of its assets as an entirety to such other bank, as provided in Article Eight, shall not constitute an Event of Default under this Section 501 if such last-mentioned bank shall, as a part of such consolidation, amalgamation, merger or transfer, and, within 90 days from the passing of the resolution or the date of the order for the winding-up or liquidation of the Bank or within such further period of time as may be allowed by the Trustee, comply with the conditions to that end stated in Article Eight); or

(3)    any other Event of Default provided with respect to Securities of that series.

For avoidance of doubt, a Bail-in Conversion shall not constitute a default or an Event of Default under this Section 501.”

(b)    Section 502 of the Base Indenture is hereby amended by inserting immediately following the last paragraph of Section 502 three new paragraphs, which shall read as follows:

“Notwithstanding the foregoing, Holders and Beneficial Owners of Bail-inable Securities of any series shall not be entitled to exercise, or direct the exercise of, the rights in this Section 502 where the Governor in Council (Canada) has made an order pursuant to subsection 39.13(1) of the CDIC Act in respect of the Bank.

Notwithstanding the exercise of any of the rights provided for in this Section 502, Bail-inable Securities with respect to which such rights have been exercised shall continue to be subject to Bail-in Conversion until repaid in full.

For purposes of this Article Five only, and except as may otherwise be provided pursuant to Section 301 as to all or any particular Securities, with respect to Securities issued hereunder, the term “series” shall be deemed to refer to Securities with identical terms, except as to issue date, principal amount and, if applicable, the date from which interest begins to accrue.”

(c)    Article Five of the Base Indenture is hereby amended by inserting a Section 516, which shall read as follows:

“Section 516. Bail-inable Securities; No Set-Off and Netting Rights.

Notwithstanding any other provision of this Indenture or the Securities, Holders and Beneficial Owners of Bail-inable Securities shall not be entitled to exercise, or direct the exercise of, any set-off or netting rights with respect to such Bail-inable Securities.”

Section 2.6.    Amendment, Modification or other Variance.

Article Nine of the Base Indenture is hereby amended by inserting a Section 907, which shall read as follows:

“Section 907. Bail-inable Securities; Amendment, Modification or other Variance.

Where an amendment, modification or other variance that can be made pursuant to this Article Nine or any other provision of this Indenture would affect the recognition of Bail-inable Securities issued hereunder by the Superintendent as TLAC, that amendment, modification or variance shall require the prior approval of the Superintendent.”

Section 2.7.    Bail-in and Bail-in Acknowledgment.

The Base Indenture is hereby amended by inserting an Article Sixteen and an Article Seventeen, each of which shall read as follows.

“ARTICLE SIXTEEN

CANADIAN BAIL-IN AND BAIL-IN ACKNOWLEDGMENT

Section 1601.    Bail-in Acknowledgement.

(a)    By its acquisition of an interest in any Bail-inable Security, each Holder and each Beneficial Owner of that Bail-inable Security shall be deemed to (i) agree to be bound, in respect of that Bail-inable Security, by the CDIC Act, including the conversion of the Bail-inable Securities, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of the Bail-inable Securities in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Bail-inable Securities; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; and (iii) acknowledge and agree that the terms referred to in clauses (i) and (ii) above are binding on that Holder and/or Beneficial Owner despite any provisions in this Indenture or the Bail-inable Securities, any other law that governs the Bail-inable Securities and any other agreement, arrangement or understanding between that Holder or Beneficial Owner and the Bank with respect to the Bail-inable Securities.

(b)    Holders and Beneficial Owners of Bail-inable Securities shall have no further rights in respect of their Bail-inable Securities to the extent those Bail-inable Securities are converted in a Bail-in Conversion, other than those provided under the Bail-in Regime, and by its acquisition of an interest in any Bail-inable Security, each Holder and each Beneficial Owner of that Bail-inable Security shall be deemed to irrevocably consent to the converted portion of the principal amount of that Bail-inable Security and any accrued and unpaid interest thereon being deemed paid in full by the issuance of common shares of the Bank (or, if applicable, any of its affiliates) upon the occurrence of a Bail-in Conversion, which Bail-in Conversion shall occur without any further action on the part of that Holder or Beneficial Owner or the Trustee; provided that, for the avoidance of doubt, this consent shall not limit or otherwise affect any rights of that Holder or Beneficial Owner provided for under the Bail-in Regime.

(c)    By its acquisition of an interest in a Bail-inable Security, each Holder and each Beneficial Owner of that Bail-inable Security shall be deemed to acknowledge and agree:

(1)    that the Bail-in Conversion shall not give rise to a default or Event of Default for purposes of Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act;

(2)    to the extent permitted by the Trust Indenture Act, that such Holder or Beneficial Owner waives any and all claims, in law and/or in equity, against the Trustee for, agrees not to initiate a suit against the Trustee in respect of, and agrees that the Trustee shall not be liable for, any action that the Trustee takes, or abstains from taking, in either case in accordance with the Bail-in Regime; and

(3)    upon a Bail-in Conversion or other action pursuant to the Bail-in Regime with respect to Bail-inable Securities, (i) the Trustee shall not be required to take any further directions from Holders of such Bail-inable Securities under Section 512; and (ii) this Indenture shall not impose any duties upon the Trustee whatsoever with respect to a Bail-in Conversion or such other action pursuant to the Bail-in Regime.

(d)    By its acquisition of an interest in a Bail-inable Security, each Holder and each Beneficial Owner of that Bail-inable Security shall be deemed to have authorized, directed and requested the Depositary and any direct participant in the Depositary or other intermediary through which it holds such Bail-inable Security to take any and all necessary action, if required, to implement the Bail-in Conversion or other action pursuant to the Bail-in Regime with respect to the Bail-inable Security, as may be imposed on it, without any further action or direction on the part of that Holder or Beneficial Owner, the Trustee or the Paying Agent. Notwithstanding the foregoing, if, following the completion of a Bail-in Conversion, some or all of the relevant Bail-inable Securities remain Outstanding, then the Trustee’s duties under this Indenture shall remain applicable with respect to those Bail-inable Securities following such completion to the extent that the Bank and the Trustee shall agree pursuant to a supplemental indenture or an amendment to this Indenture; provided, however, that notwithstanding the Bail-in Conversion, there shall at all times be a Trustee for the Bail-inable Securities in accordance with this Indenture, and the resignation and/or removal of the Trustee, and the appointment of a successor trustee and the rights of the Trustee or any successor trustee shall continue to be governed by this Indenture, including to the extent no supplemental indenture or amendment to this Indenture is agreed upon in the event the relevant Bail-inable Securities remain Outstanding following the completion of the Bail-in Conversion.

(e)    Upon a Bail-in Conversion, the Bank shall provide a written notice to the Depositary and the Holders of Bail-inable Securities through the Depositary as soon as practicable regarding such Bail-in Conversion. The Bank shall also deliver a copy of such notice to the Trustee for information purposes.

(f)    The Bank’s obligations to indemnify the Trustee in accordance with Section 607 shall survive, with respect to any Bail-inable Security, any Bail-in Conversion with respect to such Bail-inable Security, but shall be subject to Section 1602 below.

Section 1602.    Parties’ Acknowledgement with Respect to Treatment of Bail-inable Securities.

Notwithstanding and to the exclusion of any other term of this Indenture, any indenture supplemental hereto or any other agreements, arrangements, or understanding between the parties, the Trustee acknowledges and accepts that each Bail-inable Security under this Indenture or any indenture supplemental hereto shall be subject to the Bail-in Regime.

ARTICLE SEVENTEEN

SUBSEQUENT HOLDERS’ AGREEMENT

Each Holder or Beneficial Owner of a Bail-inable Security that acquires an interest in the Bail-inable Security in the secondary market and any successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of any Holder or Beneficial Owner shall be deemed to acknowledge, accept, agree to be bound by and consent to the same provisions specified herein to the same extent as the Holders or Beneficial Owners that acquire an interest in the Bail-inable Securities upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Bail-inable Securities related to the Bail-in Regime.”

Section 2.8.    Amount Unlimited; Issuable in Series.

The penultimate paragraph of Section 301 of the Base Indenture is hereby amended by amending and restating such paragraph in its entirety, which shall read as follows:

“All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to the Board Resolution or other appropriate Bank authorization referred to above and (subject to Section 303) set forth, or determined in the manner provided, in the Officer’s Certificate referred to above or in any such indenture supplemental hereto. All Securities of any one series need not be issued at one time and, unless otherwise provided in or pursuant to the Board Resolution or other appropriate Bank authorization referred to above and (subject to Section 303) set forth, or determined in the manner provided, in the Officer’s Certificate referred to above or in any such indenture supplemental hereto with respect to a series of Securities, additional Securities of a series may be issued, at the option of the Bank, without the consent of any Holder, at any time and from time to time; provided, however, that no additional Securities of a series that are not subject to a Bail-in Conversion shall be issued where such issuance would have the effect of making such Securities of such series subject to a Bail-in Conversion.”

Section 2.9.    Forms of Securities

(a)    Section 202 of the Base Indenture is hereby amended by inserting a new paragraph, which shall read as follows:

“[If the Security is a Bail-inable Security, insert — This Security is a Bail-inable Security. By its acquisition of an interest in this Security, each Holder and Beneficial Owner of this Security shall be deemed to acknowledge and agree that the provisions set forth in Section 1601 of the Indenture are binding on such Holder or Beneficial Owner despite any provisions in the Indenture or this Security, any other law that governs this Security and any other agreement, arrangement or understanding between such Holder or Beneficial Owner and the Bank with respect to this Security. Each Holder or Beneficial Owner of a Security that acquires an interest in the Security in the secondary market and any successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of any Holder or Beneficial Owner shall be deemed to acknowledge, accept, agree to be bound by and consent to the same provisions specified herein to the same extent as the Holders or Beneficial Owners that acquire the Securities upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Securities related to the Bail-in Regime.]”

(b)    Section 203 of the Base Indenture is hereby amended by inserting two new paragraphs, which shall read as follows:

“[If applicable, insert — The Bank may, at its option, with the prior approval of the Superintendent, on not less than [    ] days’ and not more than [    ] days’ prior notice to the Holders of the Securities, redeem all but not less than all of the Securities prior to their Stated Maturity [on or within days] after the occurrence of a TLAC Disqualification Event, at a Redemption Price equal to [100]% of the principal amount thereof, plus any accrued and unpaid interest to, but excluding, the Redemption Date.

A “TLAC Disqualification Event” means OSFI has advised the Bank in writing that the Securities will no longer be recognized in full as TLAC under the TLAC Guideline as interpreted by the Superintendent, provided that a TLAC Disqualification Event shall not occur where the exclusion of the Securities from the Bank’s TLAC requirements is due to the remaining maturity of the Securities being less than any period prescribed by any relevant eligibility criteria applicable as of the issue date of the Securities.]”

(c)    Section 203 of the Base Indenture is hereby amended by amending and restating the seventh paragraph in its entirety, which shall read as follows:

“[If applicable, insert The Indenture contains provisions for defeasance at any time of [the entire indebtedness of this Security] [or] [certain restrictive covenants and Events of Default with respect to this Security] [, in each case] upon compliance with certain conditions set forth in the Indenture. [If the Security is a Bail-inable Security, insert Notwithstanding any other provision of this Security, a defeasance [or covenant defeasance] with respect to this Security shall be subject to the prior approval of the Superintendent, where such defeasance [or covenant defeasance] would result in the Bank not meeting the TLAC requirements applicable to the Bank pursuant to the TLAC Guideline.]]”

ARTICLE III

MISCELLANEOUS

Section 3.1    Successors and Assigns of Bank Bound by Indenture.

All the promises and agreements in this First Supplemental Indenture made by or on behalf of the Bank shall bind its successors and assigns, whether so expressed or not.

Section 3.2.    Counterparts.

This First Supplemental Indenture may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 3.3    Effect of Headings.

The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

Section 3.4.    Trustee.

The Trustee shall not be responsible in any matter whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which are made solely by the Bank.

[Remainder of page intentionally left blank; signatures appear on next page]

IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the day and year first above written.

CANADIAN IMPERIAL BANK OF COMMERCE

By:	/s/ Wojtek Niebrzydowski
	Name:	Wojtek Niebrzydowski
	Title:	Vice-President, Global Term Funding, Treasury

THE BANK OF NEW YORK MELLON,
as Trustee

By:	/s/ Teresa Wyszomierski
	Name:	Teresa Wyszomierski
	Title:	Vice President